
04033891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



**FORM 11-K**

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
HOURLY EMPLOYEE SAVINGS PLAN PLUS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817


PROCESSED
JUN 28 2004
THOMSON
FINANCIAL

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2003

## Contents



Ernst & Young LLP
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Phone: (703) 747-1000
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# Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Hourly Employee
Savings Plan Plus

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus as of December 31, 2003 and 2002, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2003, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002 and the changes in its net assets available for benefits for the year ended December 31, 2003, and the net assets of the Master Trust at December 31, 2003 and 2002 and the changes in its net assets and trust balances for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 22, 2004

Ernst & Young LLP

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Statements of Net Assets Available for Benefits

| | December 31 | |
|---|---|---|
| | **2003** | **2002** |
| | *(In thousands)* | |
| **Assets** | | |
| Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust | **$ 723,056** | $ 696,705 |
| Participant loans | **33,110** | 33,355 |
| Contributions receivable: | | |
| Employees | **597** | 552 |
| Lockheed Martin Corporation | **202** | 186 |
| Total assets | **756,965** | 730,798 |
| **Liabilities** | | |
| Administrative expense payable | **196** | 42 |
| Net assets available for benefits | **$ 756,769** | $ 730,756 |

*See accompanying Notes to Financial Statements.*

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

## Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003
*(In thousands)*

| | |
|---|---|
| Net assets available for benefits at beginning of year | $ 730,756 |
| Additions to net assets: | |
| Contributions: | |
| Employees | 30,942 |
| Lockheed Martin Corporation | 9,869 |
| Net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust | 47,213 |
| Total additions | 88,024 |
| Deductions from net assets: | |
| Distributions and withdrawals | 62,011 |
| Total deductions | 62,011 |
| Net assets available for benefits at end of year | $ 756,769 |

*See accompanying Notes to Financial Statements.*

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Notes to Financial Statements

December 31, 2003

## 1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan principally are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund in which the Plan invests at each month-end during the year, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation. Participant loans are considered to be an asset held outside of the Master Trust.

Effective September 1, 2002, cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) and dividends received related to the Lockheed Martin Common Stock Fund (Lockheed Martin Stock Fund) may be retained in the participant's account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be retained in the participant's account. In order for dividends to be distributed to participants, the Corporation's stock must be held under the ESOP fund on the record date for the dividend. Any distribution of dividends to participants must not occur later than 90 days following the plan year in which the dividend was paid. Prior to September 1, 2002, all cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the ESOP Fund were distributed to participants. In addition, any dividends received related to the Lockheed Martin Stock Fund were automatically reinvested in shares of Lockheed Martin common stock.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, in particular, the determination of fair value of investments for which market values are not readily available. Actual results could differ from those estimates.

## 2. Description of the Plan

### General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all hourly employees in groups to which the Plan is extended by Lockheed Martin, including employees employed in the United States and certain U.S. citizens working abroad.

### Contributions

Covered employees are eligible to enroll in the Plan after completion of six months of service for permanent full-time or part-time employees who have earned 1,000 hours of service within the 12-month period following the date of hire or in any subsequent calendar year. Collective bargaining agreements determine whether employees will make contributions based on a flat dollar amount or a percentage of pay. In general, participant contributions, including both basic contributions that are eligible for an employer match and supplemental contributions that are not eligible for an employer match, range from $1 to $153 weekly. Eligible business units generally receive an employer contribution equal to 50% or 60% of participant basic contributions, subject to certain limitations as stipulated in the Plan Document. Prior to June 1, 2002, substantially all employer contributions to the Plan consisted of the Corporation's common stock invested in the ESOP Fund, except for matching contributions on behalf of Fort Worth participants, which were made in cash and do not constitute ESOP contributions. Effective June 1, 2002, substantially all employer contributions are made in cash, except for certain business units for which the employer contribution continues to be made in the Corporation's common stock invested in the ESOP Fund. Participants may not transfer Company matching contributions out of the ESOP Fund before they reach age 55.

Participants are 100% vested in the value of employer contributions.

Participants' contributions and employer contributions made in cash may be invested in one or more of the available investment funds at the participant's election. Effective August 1, 2003, participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year.

**2. Description of the Plan (continued)**

**Contributions (continued)**

Prior to August 1, 2003, participants could make changes to investment elections at any time except for certain restrictions placed on investment elections in the ESOP Fund, Putnam International Equity Fund and the Lockheed Martin Stock Fund effective August 1, 2002.

Effective October 1, 2002, the Plan was amended to allow for catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

**Participant Accounts**

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings, net of expenses, of the individual funds in which the account is invested.

**Plan Termination**

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the terms of collective bargaining agreements. In the event of termination, participants will receive a payment equal to the total value of their accounts.

**ESOP Feature**

Each month, the participant's account under the ESOP feature of the Plan is credited with the number of shares equal to the value of the (i) total dollar amount of the contribution that the participant has directed to be invested in the ESOP Fund and (ii) the total dollar amount of the employer contribution allocated to such participant's account under the ESOP feature. Cash contributions to the ESOP Fund are used to purchase shares of the Corporation's common stock on the open market.

### 3. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the ESOP Fund, a nonparticipant-directed investment fund, is as follows:

| | December 31 | |
|---|---|---|
| | **2003** | **2002** |
| | *(In thousands)* | |
| Net assets: | | |
| Investments at quoted fair value: | | |
| Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust: | | |
| Common stock | **$ 166,948** | $ 205,366 |
| Contributions receivable: | | |
| Lockheed Martin Corporation | **1** | 23 |
| | **$ 166,949** | $ 205,389 |

| | Year ended December 31 2003 |
|---|---|
| | *(In thousands)* |
| Changes in net assets: | |
| Contributions: | |
| Employees | $ 3,884 |
| Lockheed Martin Corporation | 1,425 |
| Net investment loss from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust: | |
| Interest and dividends | 4,790 |
| Net realized and unrealized loss | (23,543) |
| Distributions and withdrawals | (24,850) |
| Administrative expenses | (146) |
| | $(38,440) |

**4. Income Tax Status**

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under Internal Revenue Code (the Code) Section 401(a) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

**5. Master Trust**

The Plan's interest on the Master Trust's net assets as of December 31, 2003 and 2002 was 5.13% and 5.50%, respectively. The audited financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

# Supplemental Schedule

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Employer Identification Number 52-1893632, Plan Number 018

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2003

| Identity of Issue, Borrower, Lessor or Similar Party | Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | Cost | Current Value |
|---|---|---|---|
| | | *(In thousands)* | |
| Participant loans* | Interest rates ranging from 5.00% to 5.25%; varying maturities | | $ 33,110 |
| Total investments | | | $ 33,110 |

* Party-in-interest

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

| | December 31 2003 | December 31 2002 |
|---|---|---|
| | *(In thousands)* | |
| **Assets** | | |
| Investments at quoted fair value: | | |
| Cash equivalents | **$ 807,424** | $ 1,247,472 |
| Common stock—Lockheed Martin Corporation | **3,602,855** | 4,123,331 |
| Mutual funds | **3,213,696** | 2,093,727 |
| Corporate debt securities | **145,440** | 376,158 |
| Common stock—other | **135,079** | – |
| U.S. Government securities | **677** | – |
| Preferred stock | **485** | – |
| Partnership/Joint venture | **186** | – |
| Self-managed accounts | – | 151,018 |
| Other assets | **5,076** | – |
| Total investments at quoted fair value | **7,910,918** | 7,991,706 |
| Investments at estimated fair value: | | |
| Common/collective trusts: | | |
| Lockheed Martin Short-Term Investment Fund | **762,937** | 875,812 |
| Other | **5,135,786** | 3,763,014 |
| Total investments at estimated fair value | **5,898,723** | 4,638,826 |
| Investments at contract value: | | |
| Guaranteed investment contracts | **304,824** | 28,320 |
| Other assets: | | |
| Dividends and interest receivable | **3,992** | 4,122 |
| Dividend reinvestment receivable | – | 8,369 |
| Other | **2,115** | 1,290 |
| Total assets | **14,120,572** | 12,672,633 |
| **Liabilities** | | |
| Accounts payable for securities purchased | **25,448** | – |
| Net assets | **$ 14,095,124** | $ 12,672,633 |

*See accompanying Notes to Financial Statements.*

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

## Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2003
*(In thousands)*

| | |
|---|---|
| Net assets at beginning of year | $ 12,672,633 |
| Additions to net assets: | |
| Contributions: | |
| Employees | 681,920 |
| Lockheed Martin Corporation, net of forfeitures | 234,116 |
| Total contributions | 916,036 |
| | |
| Investment income: | |
| Dividends and interest | 134,655 |
| Net realized and unrealized gain | 1,046,421 |
| Total investment income | 1,181,076 |
| Total additions | 2,097,112 |
| | |
| Deductions from net assets: | |
| Distributions and withdrawals | 662,455 |
| Administrative expenses | 12,203 |
| Total deductions | 674,658 |
| | |
| Net transfer from other trusts | 37 |
| Net assets at end of year | $ 14,095,124 |

*See accompanying Notes to Financial Statements.*

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2003

**1. Accounting Policies**

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements (continued)

## 1. Accounting Policies (continued)

Percentage ownership of the Master Trust is as follows:

| Name of Plan | Plan Number | Interest in Master Trust as of December 31 2003 | 2002 |
|---|---|---|---|
| Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632 | 017 | 89.44% | 89.38% |
| Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632 | 018 | 5.13 | 5.50 |
| Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632 | 055 | 2.74 | 2.62 |
| Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632 | 033 | 1.61 | 1.45 |
| Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632 | 021 | 0.26 | 0.27 |
| Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632 | 019 | 0.46 | 0.43 |
| Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632 | 040 | 0.31 | 0.29 |
| Lockheed Martin Corporation Savings & Investment Plan for Hourly Employees EIN #52–1893632 | 054 | 0.00 | 0.01 |
| Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632 | 020 | 0.04 | 0.04 |
| Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632 | 075 | 0.01 | 0.01 |
| | | 100.00% | 100.00% |

**1. Accounting Policies (continued)**

Plan assets held by the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund and Small/Mid-Cap Indexed Equity Fund are common/collective trusts that have been established for institutional investors and are recorded at estimated fair value as determined by State Street Bank and Trust Company, sponsor of these funds. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are custom funds established by the Corporation and are comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds are common collective trusts established by Northern Trust Investments (Northern Trust) for institutional investors. These custom funds are also recorded at estimated fair value as determined by Northern Trust. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors and recorded at estimated fair value as determined by Northern Trust. Fair values of the underlying securities in the Self-Managed Account Option (SMA Option) and a portion of the assets held in the Stable Value Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges or at the average bid quotations for those securities traded in over-the-counter markets. Fair values of the Investment Company of America Fund, the New Perspective Fund, the Vanguard Windsor Fund, the American Century Growth Fund, and the Putnam International Equity Fund, which are mutual funds, are determined by the closing prices on the last business day of the year. Certain funds also include an investment in State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

The Stable Value Fund includes an investment in the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (Fixed Income Fund), which provides employee benefit plans with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts. Each benefit plan has an undivided interest only in the investment contracts the plan has selected to invest in with the Fixed Income Fund; therefore, benefit plans have a divided interest in the Fixed Income Fund as a whole. The Fixed Income Fund is a common collective trust, which is valued at contract value, which approximates fair value as determined by the Trustee.

**1. Accounting Policies (continued)**

Participant loans are considered to be an asset held outside the Master Trust and, therefore, these balances and related activity are excluded from the Master Trust financial statements. Except for the Savings and Investment Plan for Hourly Employees, an SMA Option is available to all plans whereby a participant may elect to invest up to 50% of the participant's transferable account balance in stocks, mutual funds, or bonds at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option. SMA assets consisted primarily of common stock and mutual funds.

Except for the Savings and Investment Plan for Hourly Plans and the Performance Sharing Plan for Puerto Rico Employees, effective August 1, 2003, participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year.

Prior to August 1, 2003, participants could make changes to investment elections at any time except for certain restrictions placed on investment elections in the ESOP Funds, Putnam International Equity Fund and the Lockheed Martin Company Stock Fund effective August 1, 2002.

Investments in Lockheed Martin common stock funds are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

Guaranteed investment contracts in the Stable Value Fund are fully benefit-responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.* A fully benefit-responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Guaranteed investment contracts are unallocated insurance

**1. Accounting Policies (continued)**

contracts stated at contract value (contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and administrative expenses), which approximates fair value. Interest on these contracts is compounded and credited daily. Current interest rates are generally declared semiannually. The crediting interest rates for the contracts as of December 31, 2003 and 2002 ranged from 3.06% to 7.11% and 5.98% to 7.11%, respectively. The average yield for 2003 and 2002 was 3.07% and 6.41%, respectively.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

Certain 2002 balances have been reclassified to conform to current-year presentation.

**2. Description of Trust**

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Effective December 31, 2003, the assets of the Savings and Investment Plan for Hourly Employees were merged into other plans in the Master Trust.

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2003 and 2002, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts. Additionally, the Short-Term Investment Fund may hold contributions designated for a longer duration.

**2. Description of Trust (continued)**

Direct administrative expenses are paid by the Master Trust and allocated to the Plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation.

**3. Investments**

The net realized and unrealized gain (loss) in fair value of investments is as follows:

| | Year ended December 31 2003 |
|---|---|
| | *(In thousands)* |
| Investments at quoted fair value: | |
| Corporate debt securities | $ (174) |
| Common stock—Lockheed Martin Corporation | (467,221) |
| Common stock—other | 44,217 |
| Preferred stock | 26 |
| Mutual funds | 653,643 |
| Other assets | 1,554 |
| | 232,045 |
| Investments recorded at estimated fair value: | |
| Common collective trusts | 814,376 |
| Net realized and unrealized gain | $ 1,046,421 |

**4. Parties-in-Interest Transactions**

The S&P 500 Indexed Equity Fund and Small/Mid-Cap Indexed Equity Fund are funds sponsored by the Trustee. The Broad Market Bond Index Fund and Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are all funds sponsored by Northern Trust. Northern Trust is a wholly owned subsidiary of The Northern Trust Company, which is the trustee of the 401(h) Account associated with the Salaried Savings Plan and is, therefore, a party-in-interest. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus

Date June 25, 2004

John B. Dierkes, Vice President, Human Resources Services

**EXHIBIT 23**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-58097, Form S-8 No. 333-20117 and Form S-8 No. 333-113769) pertaining to the Lockheed Martin Corporation Hourly Employee Savings Plan Plus of Lockheed Martin Corporation of our report dated June 22, 2004, with respect to the financial statements and schedule of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus and the Lockheed Martin Corporation Defined Contribution Plans Master Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

McLean, Virginia
June 22, 2004

Ernst & Young LLP